Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

TaskUs, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87652V109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87652V109	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Bryce Maddock
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,383,850
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,383,850
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,383,850
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 39.8%
12	Type of Reporting Person IN

CUSIP No. 87652V109	Schedule 13G	Page 2 of 5

ITEM 1.	(a) Name of Issuer:

TaskUs, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1650 Independence Drive, Suite 100, New Braunfels, TX 78132.

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Bryce Maddock (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o TaskUs, Inc., 1650 Independence Drive, Suite 100, New Braunfels, TX 78132.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (“Class A Common Stock”).

(e)	CUSIP Number:

87652V109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2023, based upon 19,286,977 shares of Class A Common Stock outstanding as of November 1, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 87652V109	Schedule 13G	Page 3 of 5

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Bryce Maddock	12,383,850	39.8%	12,383,850	0	12,383,850	0

The Reporting Person is the beneficial owner of 12,383,856 shares of Class A Common Stock, which consist of (i) 588,263 shares of Class A Common Stock held of record by the Reporting Person, (ii) 11,451,107 shares of Class B Common Stock held of record by various family trusts over which the Reporting Person claims beneficial ownership, each of which is convertible to Class A Common Stock on a one-for-one basis, and (iii) 344,480 vested stock option of Class A Common Stock that are exercisable within 60 days of December 31, 2023.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

The Reporting Person, Jaspar Weir, certain affiliates of Blackstone Inc., and trusts for which the Reporting Person and Mr. Weir serve as co-trustee or trustee, as applicable (collectively, the “Stockholders”), are parties to a Stockholders Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Person acknowledges and agree that he is acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. The other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

CUSIP No. 87652V109	Schedule 13G	Page 4 of 5

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 87652V109	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

Bryce Maddock

/s/ Bryce Maddock